UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London, EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (“Brightstar” or the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, income, cash from and used in operations, capital expenditures guidance, and fiscal year 2026 EUR/USD assumption, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Such forward‑looking statements also include assumptions underlying management’s outlook, liquidity expectations, capital deployment plans, restructuring initiatives, and anticipated contractual and regulatory developments. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which it operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2025 (including in “Item 3.D. Risk Factors”) and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including the discussion provided in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

BRIGHTSTAR LOTTERY PLC

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		1,249	1,446
Restricted cash and cash equivalents		25	54
Trade and other receivables, net	4	561	526
Inventories, net	5	125	116
Other current assets	6	816	193
Total current assets		2,776	2,336
Systems, equipment and other assets related to contracts, net		707	678
Property, plant and equipment, net		89	90
Operating lease right-of-use assets		95	92
Goodwill		2,696	2,707
Intangible assets, net		124	125
Other non-current assets	6	2,977	3,130
Total non-current assets		6,688	6,822
Total assets		9,464	9,158

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		730	766
Current portion of long-term debt	8	229	118
Payable to ADM	6	1,644	1,680
Other current liabilities		544	508
Total current liabilities		3,147	3,072
Long-term debt, less current portion	8	3,778	4,060
Deferred income taxes		197	208
Operating lease liabilities		75	72
Other non-current liabilities		158	156
Total non-current liabilities		4,208	4,496
Total liabilities		7,356	7,568
Commitments and contingencies	9, 11
Shareholders’ equity
Common stock, par value $0.10 per share; 210 shares issued and 185 shares outstanding at March 31, 2026; 210 shares issued and 187 shares outstanding at December 31, 2025		21	21
Additional paid-in capital		1,117	1,153
Retained deficit		(477)	(513)
Treasury stock, at cost; 25 shares and 23 shares at March 31, 2026 and December 31, 2025, respectively		(444)	(413)
Accumulated other comprehensive income	12	630	628
Total Brightstar Lottery PLC’s shareholders’ equity		848	875
Non-controlling interests		1,260	715
Total shareholders’ equity		2,108	1,590
Total liabilities and shareholders’ equity		9,464	9,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended March 31,
	Notes	2026	2025
Service revenue (includes amortization of upfront license fees)	3	558	557
Product sales	3	29	26
Total revenue	3	587	583

Cost of services (excluding Depreciation and amortization)		290	264
Cost of product sales (excluding Depreciation and amortization)		23	20
General and administrative		46	61
Research and development		14	11
Sales and marketing		34	33
Depreciation and amortization		53	54
Interest expense, net	8	43	46
Foreign exchange (gain) loss, net		(12)	33
Other expense, net		4	6
Income before provision for income taxes		92	56
Provision for income taxes	10	29	48
Income from continuing operations		63	8
Less: Net income attributable to non-controlling interests from continuing operations		26	31
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC		37	(23)

Income from discontinued operations, net of tax	11	—	52
Less: Net income attributable to non-controlling interests from discontinued operations	11	—	2
Net income from discontinued operations attributable to Brightstar Lottery PLC		—	50

Net income		63	60
Net income attributable to non-controlling interests		26	33
Net income attributable to Brightstar Lottery PLC	13	37	27

Per Common Share Data
Basic: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	13	0.20	(0.11)
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	13	0.20	(0.11)

Basic: Net income attributable to Brightstar Lottery PLC	13	0.20	0.13
Diluted: Net income attributable to Brightstar Lottery PLC	13	0.20	0.13

Weighted-average Shares Outstanding
Basic	13	186	202
Diluted	13	187	202

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended March 31,
	Notes	2026	2025
Net income		63	60
Foreign currency translation adjustments, net of tax	12	(11)	12
Unrealized gain (loss) on hedges, net of tax	12	2	(3)
Other comprehensive (loss) income, net of tax		(9)	9
Comprehensive income		54	70
Less: Comprehensive income attributable to non-controlling interests		15	47
Comprehensive income attributable to Brightstar Lottery PLC		39	23

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

	For the three months ended March 31,
	2026	2025
Cash flows from operating activities
Net income	63	60
Less: Income from discontinued operations, net of tax	—	52
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations:
Amortization of upfront license fees	101	48
Depreciation & amortization	53	54
Stock-based compensation	7	7
Deferred income taxes	(6)	(18)
Foreign exchange (gain) loss, net	(12)	33
Other non-cash items, net	2	6
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	(43)	51
Inventories	(9)	1
Accounts payable	(5)	(39)
Accrued interest payable	(4)	(25)
Accrued income taxes	30	56
Other assets and liabilities	(11)	2
Net cash provided by operating activities from continuing operations	165	185
Net cash provided by operating activities from discontinued operations	—	55
Net cash provided by operating activities	165	240

Cash flows from investing activities
Capital expenditures	(110)	(76)
Other	—	(2)
Net cash used in investing activities from continuing operations	(110)	(78)
Net cash provided by (used in) investing activities from discontinued operations	24	(39)
Net cash used in investing activities	(86)	(116)

Cash flows from financing activities
Proceeds from long-term debt	—	540
Net repayments of Revolving Credit Facilities	—	(130)
Net payments on financial liabilities	(65)	(77)
Principal payments on long-term debt	(117)	(208)
Repurchases of common stock	(30)	—
Net (repayment of) funds payable and amounts due to others	(30)	(16)
Dividends paid	(42)	(40)
Dividends paid - non-controlling interests	—	(11)
Return of capital - non-controlling interests	(2)	—
Other	(4)	(19)
Net cash (used in) provided by financing activities from continuing operations	(292)	38
Net cash used in financing activities from discontinued operations	—	(133)
Net cash used in financing activities	(292)	(95)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(212)	29
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(14)	19
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	1,500	775
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,274	823
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	84
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,274	739

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	49	72
Income taxes paid	4	9

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2025	21	1,153	(513)	(413)	628	875	715	1,590

Net income	—	—	37	—	—	37	26	63
Other comprehensive income (loss), net of tax	—	—	—	—	2	2	(11)	(9)
Total comprehensive income	—	—	37	—	2	39	15	54

Capital increase	—	—	—	—	—	—	633	633
Stock-based compensation	—	7	—	—	—	7	—	7
Repurchases of common stock	—	—	—	(30)	—	(30)	—	(30)
Return of capital	—	—	—	—	—	—	(22)	(22)
Dividends declared	—	(42)	—	—	—	(42)	(82)	(124)
Balance at March 31, 2026	21	1,117	(477)	(444)	630	848	1,260	2,108

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2024	21	1,931	(660)	(156)	516	1,652	409	2,061

Net income	—	—	27	—	—	27	33	60
Other comprehensive (loss) income, net of tax	—	—	—	—	(4)	(4)	14	9
Total comprehensive income (loss)	—	—	27	—	(4)	23	47	70

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	9	—	—	—	9	—	9
Shares issued under stock award plans	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(19)	(19)
Dividends declared	—	(40)	—	—	—	(40)	(86)	(126)
Balance at March 31, 2025	21	1,898	(633)	(156)	512	1,642	353	1,994

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

Brightstar Lottery PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “Brightstar” the “Company,” “we,” “our,” or “us”), is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. Brightstar Lottery has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

On July 1, 2025, the Company completed the sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”), pursuant to the definitive agreements (the “Transaction Agreements”) entered into on July 26, 2024. As further described in Note 11 - Discontinued Operations, IGT Gaming met the criteria to be reported as a discontinued operation during the third quarter of 2024. As a result, IGT Gaming is presented in the condensed consolidated financial statements as a discontinued operation.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on February 24, 2026 (the “2025 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

Changes in Presentation

In the presentation of our condensed consolidated financial statements, certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications were made to improve comparability from period to period, align with evolving presentation practices, and enhance the clarity and usefulness of our financial statement disclosures. The reclassifications did not affect previously reported results of operations, financial position, or cash flows.

During the fourth quarter of 2025, the Company elected to change the presentation of certain cash flows on its Consolidated Statement of Cash Flows by reclassifying changes in liabilities related to cash held for the benefit of others from operating activities to financing activities, reflected within the caption Funds payable and amounts due to others. The Company concluded these cash flows are more appropriately classified as financing activities because they represent changes in amounts owed to others rather than operating working capital. Prior‑period comparative amounts have been recast to conform to the current‑period presentation. This reclassification did not affect previously reported total cash balances or the Condensed Consolidated Statements of Operations and Comprehensive Income, Balance Sheets, or Statements of Shareholders’ Equity.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2025 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the three months ended March 31, 2026, there were no ASUs issued that are expected to have a significant effect on the condensed consolidated financial statements. Additionally, there were no ASUs adopted during the three months ended March 31, 2026 with a significant effect on the condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for estimating expected credit losses on current accounts receivable and contract assets arising from revenue transactions. The amendments are effective for annual periods beginning after December 15, 2025. The ASU also introduces related disclosure requirements for entities that elect the practical expedient or accounting policy election. We adopted ASU 2025-05 on January 1, 2026 and did not elect the practical expedient. This ASU does not have a material impact on our consolidated financial statements.

Segment Information

The Company operates and manages its continuing operations business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers.

The chief operating decision maker (“CODM”) reviews net income, as reported in the condensed consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The Company’s segment information for interim periods is prepared on the same basis as annual segment information.

3.    Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue disaggregated by the source of revenue:

	For the three months ended March 31,
($ in millions)	2026	2025
Operating and facilities management contracts	645	593
Upfront license fee amortization	(101)	(48)
Operating and facilities management contracts (includes amortization of upfront license fees)	544	545
Systems, software, and other	15	13
Service revenue (includes amortization of upfront license fees)	558	557

Product sales	29	26

Total revenue	587	583

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the Condensed Consolidated Balance Sheets, was $60 million and $57 million at March 31, 2026 and December 31, 2025, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets, was $61 million and $62 million at March 31, 2026 and December 31, 2025, respectively.

The amount of revenue recognized during the three months ended March 31, 2026 that was included in the contract liabilities balance at the beginning of the period was $9 million.

Transaction Price Allocated to Remaining Performance Obligations

At March 31, 2026, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $770 million. Of this amount, we expect to recognize as revenue approximately 26% within the next 12 months, approximately 35% between 13 and 36 months, approximately 21% between 37 and 60 months, and the remaining balance through July 9, 2036.

4.    Trade and Other Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	March 31, 2026	December 31, 2025
Trade and other receivables, gross	562	527
Allowance for credit losses (1)	(1)	(1)
Trade and other receivables, net	561	526
(1) As of and for the three months ended March 31, 2026 and the year ended December 31, 2025, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $139 million and $440 million during the three months ended March 31, 2026 and year ended December 31, 2025, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the Condensed Consolidated Statements of Cash Flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At March 31, 2026 and December 31, 2025, we had $83 million and $149 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the Condensed Consolidated Balance Sheets. The net cash flows relating to these collections are reported as financing activities in the Condensed Consolidated Statements of Cash Flows.

5.    Inventories, net

($ in millions)	March 31, 2026	December 31, 2025
Raw materials	26	28
Work in progress	3	2
Finished goods	98	90
Inventories, gross	127	120
Excess and obsolescence reserve	(1)	(4)
Inventories, net	125	116

6.    Other Assets

Other Current Assets

($ in millions)	Notes	March 31, 2026	December 31, 2025
Receivable from Non-controlling interests		633	—
Prepaid expenses		48	47
Income taxes receivable		42	43
Receivable from Buyer	11	23	47
Contract assets	3	16	12
Other		53	45
Other current assets		816	193

On March 30, 2026, LottoItalia’s (a consortium comprised of Allwyn, Arianna 2001, and Novomatic Italia, and led by Brightstar) Board of Directors approved a capital increase to fund the final installment of the Italian Gioco del Lotto license (the “Italian Lotto license”). As of March 31, 2026, we recorded a €551 million ($633 million) receivable from non-controlling interests, representing the non-controlling interests’ 38.5% proportionate share of the required capital contribution.

Other Non-Current Assets

($ in millions)	License Term	Amortization Start Date (1)	Notes	March 31, 2026	December 31, 2025
Upfront license fees, net:
Italian Lotto	9 years	December 2025		2,469	2,596
Italian Scratch & Win	9 years	October 2019		256	287
New Jersey	15 years, 9 months	October 2013		28	31
Indiana	16 years, 1 month	June 2015		5	5
Rhode Island	20 years, 6 months	January 2023		3	3
				2,761	2,922

Equity Investments				68	65
Contract assets			3	44	45
Deferred income taxes				37	40
Finance lease right-of-use assets				29	20
Other				37	37
Other non-current assets				2,977	3,130
(1) Upfront license fees are amortized on a straight-line basis.

Italian Lotto License

On July 16, 2025, the Company was notified by the Agenzia delle Dogane e dei Monopoli (“ADM”) that LottoItalia had been awarded the Italian Lotto license, effective as of December 1, 2025. The Italian Lotto license has a term of nine years beginning December 1, 2025. The first two installments of €500 million ($579 million) and €300 million ($347 million) were paid in July 2025 and November 2025, respectively. On April 24, 2026, LottoItalia paid the final installment of €1,430 million ($1,675 million).

7.     Restructuring

OPtiMa 3

During the third quarter of 2024, we initiated a multi-phase restructuring plan (“OPtiMa 3”) to realign and optimize our cost structure due to the ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the sale of IGT Gaming. The plan is focused on realigning and optimizing our general and administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio.

OPtiMa 3.1 commenced in the third quarter of 2024. Cash payments associated with these programs are expected to be made through 2032. In the second quarter of 2025, we commenced OPtiMa 3.2, which is expected to be substantially completed over an approximate 12-month period from inception. During the three months ended March 31, 2026, no additional expense was incurred under the plans.

8.    Debt

The Company’s debt obligations consist of the following:

	March 31, 2026			December 31, 2025
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
2.375% Senior Secured Euro Notes due April 2028	575	(1)	573	588	(2)	586
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(3)	747	750	(3)	747
4.250% Senior Secured Euro Notes due March 2030	575	(6)	569	588	(6)	581
5.750% Senior Secured U.S. Dollar Notes due January 2033	750	(6)	744	750	(8)	742
Senior Secured Notes	2,650	(16)	2,634	2,675	(18)	2,657

Euro Term Loan Facilities due January 2027	—	—	—	235	(1)	234
Euro Term Loan Facilities due September 2030	1,150	(5)	1,145	1,175	(6)	1,169
Revolving Credit Facility A due July 2027	—	—	—	—	—	—
Revolving Credit Facility B due July 2027	—	—	—	—	—	—
Long-term debt, less current portion	3,800	(21)	3,778	4,085	(25)	4,060

Euro Term Loan Facilities due January 2027	230	(1)	229	118	—	118
Current portion of long-term debt	230	(1)	229	118	—	118

Total debt	4,030	(22)	4,008	4,203	(25)	4,178

At March 31, 2026, $7 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings was recorded as Other non-current assets in the Condensed Consolidated Balance Sheets. At December 31, 2025, there were $8 million of debt issuance costs, net recorded as Other non-current assets in the Condensed Consolidated Balance Sheets.

The principal amount of long-term debt maturing over the next five years and thereafter, as of March 31, 2026, is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2026	—	—	—
2027	—	460	460
2028	—	805	805
2029	750	230	980
2030	—	1,035	1,035
2031 and thereafter	750	—	750
Total principal amounts	1,500	2,530	4,030

At March 31, 2026 and December 31, 2025, we were in compliance with all covenants under our outstanding debt agreements.

Revolving Credit Facilities and Term Loan Facilities

In March 2026, Brightstar Lottery PLC, together with certain of its subsidiaries, entered into a senior secured multicurrency revolving credit facilities agreement due March 2031 (the “RCF Agreement”) providing for a $650 million credit facility and €1.0 billion credit facility (the “Revolving Credit Facilities”). The Revolving Credit Facilities are effective in April 2026 and may be used for general corporate purposes. Borrowings under the U.S. Dollar facility bear interest at a rate based on Term SOFR, and borrowings under the Euro facility bear interest at a rate based on EURIBOR, in each case plus an applicable margin. The applicable margin is subject to adjustment based on the Company’s public credit ratings. Certain of Brightstar Lottery PLC’s subsidiaries are also required to pay commitment fees on undrawn amounts and other fees customary for facilities of this type.

The RCF Agreement contains a maximum net leverage ratio covenant and a minimum interest coverage ratio covenant and customary non-financial affirmative and negative covenants. The obligations under the RCF Agreement are senior secured and rank pari passu with the Company’s other senior secured indebtedness. The obligations are guaranteed by Brightstar Lottery

PLC and certain of its subsidiaries, subject to agreed guarantor coverage thresholds based on consolidated assets and adjusted EBITDA (as defined in the RCF Agreement), and are secured by the shares of Brightstar Lottery S.p.A., certain intercompany loans with principal balances in excess of $10 million, and certain accounts receivable, subject to agreed exclusions.

In connection with the entry into the RCF Agreement, the Company cancelled both Revolving Credit Facility A due July 2027 and Revolving Credit Facility B due July 2027. Additionally, the Company amended certain provisions of the Euro Term Loan Facilities due September 2030 to align such provisions under the RCF Agreement.

In April 2026, the Company used the proceeds from borrowings under the RCF Agreement to prepay and cancel the remaining €200 million outstanding principal amount, together with accrued interest and related fees, under the Euro Term Loan Facilities due January 2027.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	March 31, 2026	December 31, 2025
Carrying value	4,008	4,178
Fair value	3,965	4,181

Interest Expense, net

	For the three months ended March 31,
($ in millions)	2026	2025
Senior Secured Notes	31	32
Revolving Credit Facilities	3	12
Term Loan Facilities	13	4
Other	1	1
Interest expense	48	49
Interest income	(5)	(3)
Interest expense, net	43	46

9.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.

At March 31, 2026, provisions for all legal proceedings were $3 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

10.    Income Taxes

	For the three months ended March 31,
($ in millions, except percentages)	2026	2025
Income before provision for income taxes	92	56
Provision for income taxes	29	48
Effective income tax rate (1)	31.2%	85.3%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three months ended March 31, 2026 of 31.2% differed from the U.K. statutory rate of 25.0% primarily due to operating losses in the Parent in which we do not receive a tax benefit and foreign rate differential.

The effective income tax rate for the three months ended March 31, 2025 of 85.3% differed from the U.K. statutory rate of 25.0% primarily due to operating losses in the Parent in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the Tax Cuts and Jobs Act of 2017 (the "Tax Act").

At March 31, 2026, and December 31, 2025, we had reserves for uncertain tax positions of $25 million.

At March 31, 2026, and December 31, 2025, interest and penalties were accrued for uncertain tax positions of $32 million.

U.S. Tax Update

On July 4, 2025, the “One Big Beautiful Bill Act” (“OBBBA”) was enacted in the U.S. The legislation introduces a range of significant tax measures, such as the permanent extension of certain expiring provisions of the Tax Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business-related tax items. The OBBBA includes multiple effective dates, with certain provisions applicable beginning in 2025 and others phased in through 2027. While we expect certain provisions of the OBBBA to change the timing of cash tax payments in the current year and future years, we do not expect the legislation to have a material impact on our consolidated financial statements.

11. Discontinued Operations and Assets Held for Sale

On July 1, 2025, the Company completed the sale of IGT Gaming pursuant to the Transaction Agreements with Apollo Funds, whereby IGT Gaming and Everi were simultaneously acquired in the Transaction. Total consideration, net of $134 million of cash and restricted cash transferred, was $4.1 billion and resulted in a pre-tax gain on sale of $112 million ($77 million net of $35 million of income taxes related to the internal separations). The consideration is inclusive of a $23 million receivable from the Buyer, as of March 31, 2026, which will be collected through 2026.
Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

For the three months ended March 31,
($ in millions)	2025
Total revenue	394
Total cost of revenue	136
General and administrative	84
Interest expense, net (1)	19
Other expense, net	76
Income from discontinued operations before provision for income taxes	78
Provision for income taxes	26
Income from discontinued operations, net of tax	52
Less: Net income attributable to non-controlling interests from discontinued operations	2
Income from discontinued operations attributable to Brightstar Lottery PLC	50
(1) Includes interest expense allocated to discontinued operations for contractual and planned repayments related to $2 billion of debt that is required to be repaid as a result of the Transaction, within six months of the closing date, in accordance with our Revolving Credit Facilities and Term Loan Facilities agreements.

Continuing Involvement

The Company has continuing involvement with IGT Gaming through the licensing or sublicensing of certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

With respect to the Company’s 60.0% ownership in Rhode Island VLT Company LLC (“RI VLT”), we retained our ownership interest, but entered into a management contract with IGT Gaming transferring the economic benefits to IGT Gaming.

The Parent guarantees a lease between IGT Gaming (lessee) and a third-party lessor, which expires on September 30, 2032. As of March 31, 2026, the maximum exposure under the guarantee for base rent under the lease is $97 million. Our exposure is partially offset by the stated amount of a letter of credit issued by a bank on behalf of IGT Gaming for the benefit of the Parent. On an annual basis IGT Gaming is obligated to cause the term of the letter of credit to be extended and the stated amount to be increased by three percent. As of March 31, 2026, the Parent’s liability is $10 million, which is included within Other current liabilities and Other non-current liabilities in the Condensed Consolidated Balance Sheets.

For the three months ended March 31,
Selected Cash Flows from Discontinued Operations ($ millions)	2025
Depreciation and amortization	—

Cash paid during the period for:
Interest	8
Income taxes	18

Capital expenditures	43
Payments on license obligations	131

12.    Shareholders' Equity

Dividends

In the first quarter of 2026, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.23 per share, paid on March 24, 2026.

On May 7, 2026, the Board declared a quarterly cash dividend of $0.23 per share. The dividend, of approximately $42 million in the aggregate, is payable on June 11, 2026, to shareholders of record on May 28, 2026. Future dividends are subject to Board approval.

Share Repurchase Program

On and effective as of July 1, 2025, the Board authorized a $500 million share repurchase program (the “Program”), which superseded and replaced prior authorizations. The Program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to an aggregate of $500 million of the Parent’s outstanding ordinary shares through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or through privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements and other factors.

As part of the Program, in 2025, the Parent executed an accelerated share repurchase agreement (the “ASR Agreement”) to repurchase an aggregate of $250 million of the Parent’s ordinary shares. Under the ASR Agreement, the Parent paid $250 million at inception and upon completion of the ASR Agreement received an aggregate of approximately 15.2 million ordinary shares.

On November 7, 2025, the Parent entered into a Rule 10b5-1 trading plan to facilitate repurchases of up to $50 million of the Parent’s outstanding ordinary shares under the Program. The Rule 10b5-1 trading plan was completed on February 2, 2026, in which the Parent repurchased an aggregate of approximately 3.3 million ordinary shares.

As of March 31, 2026, $200 million remains available under the Program. Under the current Program, the Company has purchased approximately 18.6 million shares. Under previous programs, the Company purchased approximately 6.9 million shares. All repurchased shares are held as Treasury Stock.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended March 31, 2026
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2025	600	(1)	3	602	26	628
Change during period	(10)	3	—	(7)	11	4
Reclassified to operations	(1)	—	—	(1)	—	(1)
Tax effect	—	—	—	—	—	—
OCI	(11)	2	—	(9)	11	2
Balance at March 31, 2026	589	1	3	593	37	630

	For the three months ended March 31, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2024	452	(2)	3	453	63	516
Change during period	12	(3)	—	9	(14)	(5)
Reclassified to operations	—	—	—	—	—	—
Tax effect	—	1	—	1	—	1
OCI	12	(3)	—	9	(14)	(4)
Balance at March 31, 2025	464	(5)	3	463	49	512

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended March 31,
($ and shares in millions, except per share amounts)	2026	2025
Numerator:
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	37	(23)
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	50
Net income attributable to Brightstar Lottery PLC	37	27

Denominator:
Weighted-average shares - basic	186	202
Incremental shares under stock-based compensation plans	2	—
Weighted-average shares - diluted	187	202

Per Common Share Data
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC
Basic	0.20	(0.11)
Diluted	0.20	(0.11)

Net income from discontinued operations attributable to Brightstar Lottery PLC
Basic	—	0.25
Diluted	—	0.25

Net income attributable to Brightstar Lottery PLC
Basic	0.20	0.13
Diluted	0.20	0.13

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

There were nominal stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended March 31, 2026, as their inclusion would have had an antidilutive effect. There were 2 million unvested restricted stock awards excluded for the three months ended March 31, 2025.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations is intended to provide information that will assist the reader in understanding the Company’s Condensed Consolidated Financial Statements, the changes in certain key items in those financial statements between select periods and the primary factors that accounted for those changes. In addition, we discuss how certain accounting principles, policies and critical estimates affect our Condensed Consolidated Financial Statements.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 3 under the heading “Forward-Looking Statements”, and in “Item 3.D. Risk Factors” and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”) included in the Company's 2025 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to Brightstar Lottery PLC together with its consolidated subsidiaries, and “Parent” refers to Brightstar Lottery PLC.

Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

Business Overview
Brightstar is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a pure-play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, responsibly entertain players, and distribute meaningful benefits to communities. The Company has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. The Company is supported by central corporate support functions, including finance, people and culture, legal, corporate communications, and strategy and corporate development.

On July 1, 2025, the Company completed the sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”). The financial results of IGT Gaming have been reflected as discontinued operations in our condensed consolidated statements of operations.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The tightening of monetary policy by central banks, increased deficit projections in the U.S., changes in inflation rates, and the ongoing conflicts between Russia and Ukraine and various Middle Eastern conflicts, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the three months ended March 31, 2026. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the evolving trade disputes involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations.

Critical Accounting Estimates
The Company’s condensed consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2025 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s condensed consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of 2026 and 2025

	For the three months ended March 31,
	2026	2025	Change
($ in millions)	$	$	$	%
Total revenue	587	583	4	+1
Income from continuing operations	63	8	55	> +200
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.20	(0.11)	0.31	> +200

Total revenue for the three months ended March 31, 2026 increased $4 million primarily driven by an increase in revenue from operating and facilities management contracts as a result of higher instant ticket and draw-game same-store sales growth in Italy, supported by favorable foreign currency impacts, offset by an increase in the quarterly amortization of upfront license fees for the Italian Lotto license and the transition of the U.K. contract to a new provider.

Income from continuing operations increased $55 million primarily driven by a $52 million increase in service revenue from operating and facilities management contracts, a $45 million reduction in foreign exchange losses, a $19 million reduction in the provision for income taxes, and structural improvements in the Company’s cost structure as a result of the OPtiMa program. These increases were partially offset by a $53 million increase in the amortization of upfront license fees related to the December 2025 commencement of the new Italian Lotto license.

Revenues and Key Performance Indicators

	For the three months ended March 31,
(% on a constant-currency basis)(1)	2026	2025
Global same-store sales growth(2)
Instant ticket & draw games	+1.2%	-0.1%
U.S. MSJP	-0.9%	-46.1%
Total	+1.1%	-3.8%

U.S. same-store sales growth
Instant ticket & draw games	—%	-1.3%
U.S. MSJP	-0.9%	-46.1%
Total	—%	-6.9%

Rest of world same-store sales growth
Instant ticket & draw games	+5.8%	+5.2%

Italy same-store sales growth
Instant ticket & draw games	+3.1%	-0.7%
(1) Constant currency amounts are calculated by applying the prior-year/period exchange rates to current financial data expressed in local currency.
(2) Same-store sales represents wagers, at constant currency, recorded in lottery jurisdictions where we are the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparison between periods.

	For the three months ended March 31,
	2026	2025	Change
($ in millions)	$	$	$	%
Operating and facilities management contracts	645	593	52	+9
Upfront license fee amortization	(101)	(48)	(53)	+109
Operating and facilities management contracts (includes amortization of upfront license fees)	544	545	(1)	—
Systems, software, and other	15	13	2	+16
Service revenue (includes amortization of upfront license fees)	558	557	1	—

Product sales	29	26	3	+12

Total revenue	587	583	4	+1

Service revenue during the quarter increased, primarily due to higher instant and draw game revenues, which rose by $2 million, or $37 million when including the impact of foreign currency. This increase was driven by 3.1% growth in same-store sales in Italy, flat U.S. same-store sales with favorable rate and mix, and 5.8% growth in same-store sales across Rest of world. These increases were partially offset by a $14 million reduction in instant and draw game revenues from the transition of the U.K. contract to a new provider in August 2025.

Other services increased by $12 million primarily because the New Jersey lottery management agreement (LMA) incentive shortfall had a smaller negative impact in Q1 2026 than in the prior-year quarter. The partial recognition of the shortfall in the first quarter of both years was triggered by a lack of significant activity for the U.S. MSJP games (Mega Millions® and Powerball®).

Amortization of upfront license fees increased in the first quarter of 2026 related to the higher amortization for the new Italian Lotto license which commenced amortization in December 2025.

Product sales increased $3 million, or 12%, from the same quarter last year mainly due to a $3 million increase in instant ticket printing operations.

Cost of Revenue

	For the three months ended March 31,
	2026	2025	Change
($ in millions)	$	$	$	%
Cost of services (excluding D&A)	290	264	27	+10
Cost of product sales (excluding D&A)	23	20	3	+15

Cost of services (excluding Depreciation and amortization (“D&A”)) for the three months ended March 31, 2026 increased by $27 million compared to the same period last year. This increase was primarily attributable to a $6 million increase in postage & freight expenses, a $6 million increase in outside services, and a $5 million increase in payroll & benefits. Other service-related expenses remained relatively consistent year-over-year.

Cost of product sales (excluding D&A) increased by $3 million as compared to the same period last year, largely reflecting changes in the product mix and higher payroll & benefits.

Other Expenses

	For the three months ended March 31,
	2026	2025	Change
($ in millions)	$	$	$	%
General and administrative	46	61	(16)	-25
General and administrative expenses decreased primarily due to expense recoveries along with reductions in outside services and lower insurance costs.

Research and development	14	11	3	+31

Research and development expenses increased primarily due to an increase in outside services and payroll & benefits as the Company continues to invest in the creation of new and enhanced lottery products and services.

Sales and marketing	34	33	1	+4
Sales and marketing remained stable in the quarter compared to the prior corresponding period.

Depreciation and amortization	53	54	(1)	-2
Depreciation and amortization expenses remained stable in the quarter compared to the prior corresponding period.

Interest expense, net	43	46	(3)	-6
Net interest expense decreased primarily due to debt reductions executed concurrently with the sale of IGT Gaming and interest income from invested cash.

Foreign exchange (gain) loss, net	(12)	33	(45)	-138
Foreign exchange (gain) loss, net principally relates to non-cash fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt, as well as foreign currency losses.

Other expense, net	4	6	(2)	-29
Other expense, net remained stable in the quarter compared to the prior corresponding period.

Provision for income taxes	29	48	(19)	-40
The decrease in provision for income taxes was primarily attributable to lower valuation allowances in the Parent.

Liquidity and Capital Resources

Overview

The Company operates a capital-intensive business. The primary sources of liquidity have historically been operating cash flows and, to a lesser extent, financing activities — including available amounts under the Revolving Credit Facilities. Liquidity is used to support:
•Working capital and operating needs
•Debt service obligations
•Acquisitions and related costs
•Capital expenditures and upfront license fees

The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for at least the next 12 months from the date of this report and for the longer-term period thereafter.

At March 31, 2026 and December 31, 2025, the Company's total available liquidity was as follows, respectively:

($ in millions)	March 31, 2026	December 31, 2025
Revolving Credit Facilities (1)	1,570	1,590
Cash and cash equivalents	1,249	1,446
Total Liquidity	2,818	3,036
(1) The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At March 31, 2026, the borrowers were in compliance with such covenants.

Our capital deployment strategy remains focused on high-return, contract-driven investments which are aligned with our long-term growth priorities and are expected to enhance our operational capabilities across key markets although actual outcomes will depend on factors described in the Forward-Looking Statements section and Risk Factors. Near-term material uses of cash include:
•The final installment of the Italian Lotto license, approximately €1.43 billion, was paid on April 24, 2026, which completes the €2.23 billion total Lotto upfront fee and secures the nine-year license;
•Approximately €156 million in capital investments to support the Italian Lotto rollout; and,
•Additional capital expenditures of $165 million are anticipated in the second half of 2026 to fulfill current and expected future contractual obligations in Missouri, Wisconsin, and Texas.

We expect to fund these obligations through a combination of existing cash on hand, cash flows from operations, €551 million of capital contributions from LottoItalia’s joint venture partners for the final installment of the Italian Lotto license and €60 million for the capital investment to support the Italian Lotto rollout, and committed borrowing capacity under the new senior secured multicurrency revolving credit facilities.

At March 31, 2026 and December 31, 2025, approximately 34% and 36% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027 and September 2030. For information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities, refer to Note 8. Debt in the condensed consolidated financial statements.

The following table summarizes the Company’s U.S. Dollar equivalent cash and cash equivalent balances by currency:

	March 31, 2026		December 31, 2025
($ in millions)	$	%	$	%
Euros	1,028	82	1,004	69
U.S. dollars	119	10	326	23
Other currencies	101	8	117	8
Total Cash and cash equivalents	1,249	100	1,446	100

The effect of exchange rate changes decreased the reported cash and cash equivalents by $14 million in Q1 2026 (compared with a $19 million increase in Q1 2025), reflecting the translation impact of Euro-denominated cash balances into U.S. dollars.

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds $63 million of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $35 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meet its liquidity needs.

At March 31, 2026, we did not have any significant changes to off-balance sheet arrangements from those disclosed within our 2025 Form 20-F.

Cash Flow Highlights

The following tables summarize the condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025. A complete condensed consolidated statements of cash flows is provided in the condensed consolidated financial statements included herein.

	Continuing Operations		Discontinued Operations		Total
($ in millions)	2026	2025(1)	2026	2025	2026	2025(1)
Net cash provided by operating activities	165	185	—	55	165	240
Net cash (used in) provided by investing activities	(110)	(78)	24	(39)	(86)	(116)
Net cash (used in) provided by financing activities	(292)	38	—	(133)	(292)	(95)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents					(14)	19
Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents					(212)	29
(1) During 2025, the Company reclassified certain cash flow activity related to funds held on behalf of others from operating to financing activities. Prior periods have been recast to conform to the current presentation, as discussed in Note 2, Summary of Significant Accounting Policies — Changes in Presentation, included in Item 1. Condensed Consolidated Financial Statements.

Net cash provided by operating activities from continuing operations was $165 million in the first three months of 2026, compared with net cash provided of $185 million for the same period in 2025. The decrease was primarily related to changes in trade and other receivables partially offset by higher operating liabilities and favorability related to income tax and interest payments.

Net cash used for investing activities in the first three months of 2026 was $110 million, compared with net cash used of $78 million in the first three months of 2025, principally due to a $34 million increase in capital expenditures, primarily for systems, equipment and other assets related to contracts in Italy, North Carolina, Missouri, and Texas.

Net cash used in financing activities during the first three months of 2026 was $292 million, compared with net cash provided of $38 million in the same period of 2025. The decrease in cash provided was primarily due to a $540 million long-term borrowing in 2025 that was partially used to pay down debt compared to no long-term borrowings in the first three months of 2026. The increase in cash used in financing activities is partially offset by an $11 million reduction in dividends paid to non-controlling interests.

Net cash provided by discontinued operations was $24 million in the first three months of 2026 related to amounts received from the Buyer related to income tax refunds, compared with net cash used of $117 million in the same period of 2025.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended March 31,
($ in millions, except per share amounts)	2026	2025
Dividends paid/declared per share of common stock	$0.23	$0.20
Total dividends paid/declared	42	40

On May 7, 2026, the Board declared a quarterly cash dividend of $0.23 per share. The dividend, of approximately $42 million, is payable on June 11, 2026, to shareholders of record on May 28, 2026.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2025 Form 20-F.

Item 4.      Controls and Procedures

There have been no changes in internal control over financial reporting during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our 2025 Annual Report on Form 20-F. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.
Item 1A.    Risk Factors

There have been no material changes to the disclosure under “Part I, Item 3.D. Risk Factors” included in our 2025 Form 20-F.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

Below is a summary of share repurchases for the first quarter ended March 31, 2026. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 12. Shareholders' Equity”.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value (in millions) that May Yet be Purchased Under the Program
January	2,220,200	$14.72	2,220,200	$201
February	102,752	$14.18	102,752	$200
March	—	—	—	$200
Total	2,322,952		2,322,952

On and effective as of July 1, 2025, the Board authorized a new $500 million share repurchase program (the “Program”), which superseded and replaced prior authorizations. This new program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to an aggregate of $500 million of the Parent’s outstanding ordinary shares through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or through privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements and other factors.

As part of the Program, in 2025, the Parent executed an accelerated share repurchase agreement (the “ASR Agreement”) to repurchase an aggregate of $250 million of the Parent’s ordinary shares. Under the ASR Agreement, the Parent paid $250 million at inception and, upon completion of the ASR Agreement received an aggregate of approximately 15.2 million ordinary shares.

On November 7, 2025, the Parent entered into a Rule 10b5-1 trading plan to facilitate repurchases of up to $50 million of the
Parent’s outstanding ordinary shares under the Program. The Rule 10b5‑1 trading plan was completed on February 2, 2026, in which the Parent repurchased an aggregate of approximately 3.3 million ordinary shares.

As of March 31, 2026, $200 million remains available under the Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHTSTAR LOTTERY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: May 12, 2026